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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

        NOTIFICATION OF LATE FILING

Commission File Number	000-25365

(CHECK ONE):	☒ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

	For Period Ended:		Fiscal Year Ended December 31, 2001
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All items in Form 10-K.

PART I — REGISTRANT INFORMATION

United Pan-Europe Communications N.V. Full Name of Registrant
Former Name if Applicable
Boeing Avenue 53, P.O. Box 74763 Address of Principal Executive Office (Street and Number)
1070 BT Amsterdam, The Netherlands City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is currently evaluating the appropriate application of accounting principles generally accepted in the United States ("U.S. GAAP") related to the appropriate valuation of certain features embedded in some of the Company's cross currency and interest rate derivative contracts and is currently discussing the matter with the office of the Chief Accountant of the Securities and Exchange Commission. Resolution of this accounting issue may significantly affect the Company's consolidated balance sheet as of December 31, 2001 and statement of operations for the year ended December 31, 2001. The Company has not reached a resolution of this accounting issue by April 1, 2001—the filing deadline for its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

After the Company completes its consultations with its independent public accountants and the Staff of the Securities and Exchange Commission, the Company will file its Annual Report on Form 10-K for the fiscal year ended December 31, 2001. The Company expects the filing of its Annual Report on Form 10-K to be made no later than April 16, 2002.

Pursuant to Rule 12b-25(c) promulgated under the Securities Exchange Act of 1934, as amended, attached as an exhibit to this Form 12b-25 is a copy of a letter from Arthur Andersen, the Company's independent public accountants, stating the reasons why it is unable to furnish its audit opinion before April 1, 2002—the date on which the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 must be filed with the Securities and Exchange Commission.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Mr. Charles H.R. Bracken (Chief Financial Officer)	+44 207 (Area Code)	661 3455 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates its net loss for the year ended December 31, 2001, to be significantly higher than for the year ended December 31, 2000, due primarily to impairment and restructuring charges of approximately EUR 1.6 billion, as well as other investment write downs and other charges of approximately EUR 800 million during fiscal year 2001.

United Pan-Europe Communications N.V. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	April 1, 2002	By	/s/ Charles H.R. Bracken
Name: Title: Board of Management Member and Chief Financial Officer (and Principal Accounting Officer).

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549

Re:	United Pan-Europe Communications N.V.— Annual Report on Form 10-K for the Year Ended December 31, 2001

We were retained by United Pan-Europe Communications N.V. (the "Company") as independent public accountants to report on the Company's consolidated financial statements as of and for the year ended December 31, 2001. We do not reasonably expect to complete the audit of the Company's consolidated financial statements by April 1, 2002—the required filing date of the Company's Annual Report on Form 10-K for the year ended December 31, 2001—due to accounting issues related to certain cross currency and interest rate derivative contracts which the Company has been discussing with the Office of the Chief Accountant of the SEC. Accordingly, we have not been able to furnish the Company our independent auditors' report. We expect to complete the audit of the Company's consolidated financial statements in time to meet the filing extension deadline provided by Form 12b-25.

Arthur Andersen
April 1, 2002
Amstelveen, The Netherlands

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FORM 12b-25
PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION
GENERAL INSTRUCTIONS